

October 3, 2024

Jing (Phil) Zhou
Chief Financial Officer
ECARX Holdings Inc.
5/F Building 1, Zhongteng Building
2121 Longteng Avenue
Zuhui District, Shanghai 200232
People's Republic of China

>   **Re: ECARX Holdings Inc.**
>   **Form 20-F for the Year Ended December 31, 2023**
>   **Response dated September 18, 2024**

Dear Jing (Phil) Zhou:

We have reviewed your September 18, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 4, 2024 letter.

Correspondence filed September 18, 2024
Financial Statements
Note 1. Description of business and organization
(c) Restructuring, page F-15

1.   It appears from the related party disclosure in Note 28 and your consolidation policy in Note 2(b) that you do not consolidate Zhejiang Huanfu. Please tell us how you evaluated ASC 810-10-15-17(d)(1)and(2) in determining whether to consolidate Zhejiang Huanfu as a VIE. In this regard, we note the Company's related parties participated significantly in the design of this entity and it appears substantially all of the activities of Zhejiang Huanfu either involve or are conducted on behalf of the Company. Also, specifically address in your response:
      • Whether you provided Zhejiang Huanfu with any loans or other financial support or

committed to provide such financial support;

• What happened to the business that now is supported by the procurement framework agreement and Right to Data agreements with Zhejiang Huanfu, previously conducted by your VIEs and how you determined that the contribution of this business, which was previously integral in the performance of your services, was deemed to be immaterial as noted in your response to prior comment one;

• The nature and extent of Zhejiang Huanfu's operating activities (i.e., tell us if Zhejiang Huanfu has other customers for similar data-related services. If not, tell us how the terms of the procurement framework agreement were determined to be arm's length. Also, does it simply hold the intellectual property related to data-related services or does it carry out other activities, such as updating maps, marketing, etc. using the intellectual property that Zhejiang Huanfu licenses from the Company?);

• How fees to Zhejiang Huanfu under the arrangement are determined; and

• Your analysis as to whether Zhejiang Huanfu is your de facto agent, pursuant to paragraphs ASC 810-10-25-43.

2.   It appears from the related party disclosure in Note 28 and your consolidation policy in Note 2(b) that you do not consolidate Hubei ECARX. We also note that Hubei ECARX retained your Mapping and ICP business following the Restructuring. Please tell us how you evaluated ASC 810-10-15-17(d)(1)and(2) in determining whether to consolidate Hubei ECARX as a VIE. In this regard, we note the Company's related parties participated significantly in the design of this entity and it appears substantially all of the activities of Hubei ECARX either involve or are conducted on behalf of the Company. Also, specifically address in your response:

• Whether you provided Hubei ECARX with any loans or other financial support or committed to provide such financial support;

• How you are able to continue providing your services following the transfer of the Mapping and ICP businesses to Hubei ECARX;

• The nature and extent of Hubei ECARX's operating activities (i.e., tell us if Hubei ECARX has other customers for similar surveying and mapping services and ICP licenses. If not, tell us how the terms of the agreements to utilize these services and licenses determined to be arm's length. Also, does Hubei ECARX also have agreements with Zhejiang Huanfu regarding mapping and surveying services or data and ICP license access, does Hubei ECARX simply hold the intellectual property related to surveying and mapping or does it carry out other activities, such as updating maps, marketing, etc.?);

• How you continue to have access to the Mapping and ICP data without "any subsisting agreement with Hubei ECARX with respect to mapping data and other technology related data and ICP licenses" and how any fees to Hubei ECARX under any other arrangements for access to the dats are determined; and

• Your analysis as to whether Hubei ECARX is your de facto agent, pursuant to ASC 810-10-25-43.

3.   We note in your response to prior comment one that you purchased vehicle-mounted mobile terminal and other related products from Zhejiang Huanfu and engaged Zhejiang Huanfu to provide telematics service provider services relating to vehicle information management system maintenance and support services, services relating to the management of mobile network and other services that concern or require the use of data. Please expand your revenue recognition policy to describe each of these types of

product revenues and services revenues, the role Zhejiang Huanfu has compared to the responsibilities of the Company, and the basis for recognizing revenues for these services pursuant to ASC 606-10-05-4. Please provide us with a detailed discussion of the basis for recognizing each type of revenue that integrates the terms of your agreements with Zhejiang Huanfu, including:

- What entity is responsible for issues that may arise during the provision of services in which the data is only found at within Zhejiang Huanfu under the procurement framework agreement and any other agreements;
- How Zhejiang Huanfu retaining all these types of data impacted your evaluation of performance obligations;
- Whether you or Zhejiang are principal or agent in the provision of these services; and
- Revenue recognition policy conclusions for the Company for each type of services provided.

Note 28. Related party balances and transactions, page F-69

4.   We note that you aggregate the amounts of all related party transactions. While the guidance in ASC 850-10-50-3 does permit some aggregation of similar transactions by type of related party, since Zhejiang Huanfu and Hubei ECARX differ from other related party transactions due to the transfer of the right-to-data and procurement framework agreement and mapping and ICP license businesses from the previous VIE, please expand the disclosure to separately disclose all related party transactions between the Company and each of these related party entities.

5.   Please also describe the agreements between the Company and Zhejiang Huanfu and Hubei ECARX in detail, including a detailed description of the Restructuring transaction agreements and continuing relationships and transactions, pursuant to ASC 850-10-50-1(b).

6.   Please also disclose the basis for your belief that related party transactions between the Company and Zhejiang Huanfu and Hubei ECARX are based on terms equivalent to those that prevail in arm's length transactions, including how you substantiated such representations pursuant to ASC 850-10-50-5.

        Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology